PANDORA MEDIA, INC.

STOCK OPTION ASSUMPTION NOTICE

Dear [Field: Full Name]:

On October 31, 2015 (the “Closing Date”), Pandora Media, Inc. (“Pandora”) acquired Ticketfly, Inc. (“Ticketfly”) (the “Acquisition”), pursuant to the Agreement and Plan of Merger by and among Pandora, Ticketfly and certain other parties dated as of October 7, 2015 (the “Merger Agreement”). This stock option assumption notice (the “Notice”) explains, in general detail, how your Ticketfly Options (defined below) will be treated in the Acquisition. Terms not otherwise defined in this Notice will have the meaning given to them in the Merger Agreement. The Effective Time (the “Effective Time”) means October 31, 2015.

Pursuant to the Merger Agreement, Pandora has assumed all obligations of Ticketfly under your outstanding Ticketfly Stock Options (“Ticketfly Options”) granted under the Ticketfly, Inc. 2008 Stock Plan (the “Ticketfly Plan”).

What this assumption means is that each outstanding Ticketfly Option to acquire shares of Ticketfly’s common stock you hold have been automatically assumed by Pandora such that each Ticketfly Option has been converted into an option (a “Pandora Option”) to acquire Pandora common stock (“Pandora Common Stock”) upon exercise of your assumed Ticketfly Option. Each assumed Ticketfly Option will continue to have, and be subject to, the same terms and conditions (including vesting and other terms and conditions set forth in the Ticketfly Plan and agreement evidencing such option). An assumed Ticketfly Option(s) may be exercised for shares of Pandora common stock only to the extent the assumed Ticketfly Option(s) is vested at the time of exercise pursuant to the applicable vesting schedule underlying such option. Each assumed Ticketfly Option represents the right to receive upon exercise that number of whole shares of Pandora common stock equal to the product (rounded down to the next whole number of shares of Pandora common stock with no cash being payable for any fractional share) of (A) the number of shares of Ticketfly common stock that were issuable upon settlement of such option immediately prior to the Effective Time and (B) the Exchange Ratio. The Exchange Ratio is 0.49585.

To illustrate, by way of example only, assume you have 1,000 Ticketfly Options. Based on the Exchange Ratio of 0.49585, your Ticketfly Options have converted into 495 Pandora Options (1,000 x 0.4958 = 495 (after rounding down to the nearest whole share)).

The exercise price of your Ticketfly Option(s) has also been adjusted to reflect the Exchange Ratio of 0.49585. The exercise price of a Pandora Option shall be the price of your Ticketfly Option divided by the Exchange Ratio.

To illustrate, by way of example only, assume your Ticketfly Options had an exercise price of $0.05 per share immediately prior to the Effective Time. Based on the Exchange Ratio of 0.49585, your exercise price per share of a Pandora Option after the Effective Time is $0.10 ($0.05 ÷ 0.4958 = $0.10 (after rounding up to the nearest whole cent)).

Nothing in this notice interferes in any way with your right and Pandora’s right to terminate your employment at any time for any reason. Future equity awards, if any, you may receive from Pandora will be governed by the terms of the Pandora equity plan under which such awards are granted, and such terms may be different from the terms of your assumed Ticketfly Options.

If you have any questions regarding this Notice or your assumed Ticketfly Option(s), please contact Stock Administration at (510) 451-4100.

PANDORA MEDIA, INC.

By:
Title: